FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

August 19, 2005

Commission File Number: 333-119497

MECHEL STEEL GROUP OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS FIRST QUARTER 2005 RESULTS

— Revenues increase 60.1% to $1.05 billion —

— Operating income rises 180.8% to $226.8 million —

— Net income increases 219.6% to $169.5 million, $1.26 per ADR or $0.42 per diluted share —

Moscow, Russia - August 18, 2005 - Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced results for the first quarter ended March 31, 2005.

US$ thousand	1Q 2005	1Q 2004	Change Y-on-Y
Revenues	1,049,383	655,340	60.1%
Net operating income	226,773	80,763	180.8%
Net operating margin	21.61%	12.32%	—
Net income	169,512	53,033	219.6%
EBITDA (1)	279,654	115,256	142.6%
EBITDA margin	26.65%	17.59%	—

(1) See Attachment A.

Vladimir Iorich, Mechel’s Chief Executive Officer, commented:

“First quarter 2005 was a very successful period for Mechel, one in which we saw continued strong operational and financial performance, particularly from our mining segment as raw material prices remained at peak levels. The demand for our mining and steel products, as well as average realized prices and selling volumes, remained high throughout most of the first quarter both domestically and internationally, yielding solid results. However, towards the end of the quarter we began to see increasingly difficult market conditions for our products, a situation we expect to experience for the remainder of this year.  Although I believe that Mechel is well-positioned for the future given its status as one of the world’s most integrated mining and steel companies, the current slowdown in the market will almost certainly make the first quarter the best quarter of 2005 for us.”

Consolidated Results

Net revenue in the first quarter of 2005 rose 60.1% to $1.05 billion from $655.3 million in the first quarter of 2004. Driven by high product pricing and steps Mechel has taken to reduce operating costs, gross margin rose 103.1% to $449.9 million, or 42.9% of net revenue, compared to $221.5 million, or 33.8% of net revenue for the first quarter of 2004. Operating income was $226.8 million, or 21.6% of net revenue, versus operating income of $80.8 million, or 12.3% of net revenue, in the first quarter of 2004, an increase of 180.8%.

For the first quarter of 2005, Mechel reported consolidated net income of $169.5 million, or $1.26 per ADR ($0.42 per diluted share), a 219.6% increase compared with net income of $53.0 million, or $0.43 per ADR ($0.14 per diluted share), for the first quarter of 2004.

Consolidated EBITDA rose 142.7% to $279.7 million in the first quarter of 2005 from $115.2 million a year ago. Please see the attached tables for a reconciliation of consolidated EBITDA to net income.

Mining Segment Results

US$ thousand	1Q 2005	1Q 2004	Change Y-on-Y
Revenues from external customers	313,636	140,673	123.0%
Operating income	184,157	22,590	715,2%
Net income	146,262	8,314	1,659.2%
EBITDA	185,959	33,320	458.1%
EBITDA margin	59.30%	23.69%	—

Mining segment output

Product	1Q 2005, thousand tonnes	1Q 2005 vs Q1 2004, %
Coal	4,084	+ 12.8
Coking coal	2,337	+ 12.3
Steam coal	1,747	+ 13.4
Iron ore concentrate	1,041	+ 14.3
Nickel	2.4	- 16.8

Mining segment revenue for the first quarter of 2005 totaled $313.6 million, or 29.9%, of consolidated net revenue, an increase of 123.0% over segment revenue of $140.6 million, or 21.5%, of consolidated net revenue, in the first quarter of 2004. The increase in revenues reflects growth in output, strong market positions, and an increase in sales of mining products to third parties.

Operating income for the first quarter of 2005 in the mining segment rose 715.2% to $184.2 million, or 58.7%, of total segment revenues, compared to operating income of $22.6 million, or 16.6%, of total segment revenues a year ago. This increase in profitability reflects Mechel’s tight control over costs and overall efficiency of mining operations. EBITDA in the mining segment for the first quarter of 2005 was $186.0 million, 458.1% higher than segment EBITDA of $33.4 million in the first quarter of 2004. The EBITDA margin of the mining segment also increased to 59.3% from 23.7%.

Mr. Iorich commented on the results of the mining segment: “During the first quarter we still saw a good pricing environment for our mining products. With high-quality products and a broad customer base, Mechel was able to leverage market conditions into strong operating performance within this segment, more than doubling the EBITDA margin.  In addition, during the first quarter of 2005 and further into the year, we continued to execute our strategy to further expand our mining operations, acquiring a 25%+1 stake in Yakutugol, thus gaining access to a new promising region with substantial coal and iron ore reserves. Our primary area of difficulty in the mining segment, our nickel operations, were an issue of a particular focus for us, as the existing coke-based technology and significant work to upgrade equipment resulted in a decline in profitability and output.  We view technological upgrade of this facility and reduction of its dependence on coke so as to lower production costs as the key to its profitable operation.”

Steel Segment Results

US$ thousand	1Q 2005	1Q 2004	Change Y-on-Y
Revenues from external customers	735,747	514,667	43.0%
Operating income	42,616	58,172	-26.7%
Net income	23,250	44,719	-52.0%
EBITDA (1)	93,695	81,936	14.3%
EBITDA margin (1)	12.73%	15.92%	—

Steel segment output

Product	1Q 2005, thousand tonnes	1Q 2005 vs 1Q 2004, %
Coke	718	- 1.2
Pig iron	994	+ 17.4
Steel	1,615	+ 14.0
Rolled products	1,331	+ 19.7
Hardware	145.2	+ 10.5

Revenue from Mechel’s steel segment increased 43.0% in the first quarter of 2005 from $514.7 million to $735.7 million, or 70.11%, of consolidated net revenue, as compared to the first quarter of 2004.  This revenue growth was driven by increasing output and demand.

In the first quarter of 2005, the steel segment generated operating income of $42.6 million, or 5.8%, of total segment revenues, a decrease of 26.7% over operating income of $58.1 million, or 11.3%, of total segment revenues in the first quarter of 2004.  EBITDA in the steel segment for the first quarter of 2005 was $93.7 million, an increase over steel segment EBITDA of $81.9 million in the first quarter of 2004. EBITDA margin of the steel segment decreased from 15.9% to 12.7%. This primarily resulted from increasing raw material prices and changing environment for steel products.

Mr. Iorich commented, “In a declining pricing environment we saw a decrease in EBITDA margin and operating income of the segment as increasing raw material costs shifted profitability in the group from the steel to the mining segment. Throughout 2005 we have been concentrating our efforts on efficiency improvement and controlling costs. Recently, for example, we made a test run of the second line of the new sinter plant at Chelyabinsk Metallurgical Plant, which will further improve usage ratios and cost-efficiency. However, we expect that this shift in profitability will continue to be the case through the remainder of this year.”

Recent Highlights

In 2005 Mechel has taken a number of actions to continue the successful execution of its operating strategy and enhance its position in the Russian mining and steel and markets.  Some of these actions include:

•                  A number of transactions that have significantly expanded the capabilities of Mechel’s coal segment.  These include various successes at license auctions to develop coal deposits in the Olzherasskaya Mine plot, Razvedochny plot, Sorokinsky plot, Erunakovskaya-1 Mine and Erunakovskaya-3 Mine plots. These transactions have increased Mechel’s total reserves by 1.15 billion tonnes, according to Russian reserve valuation standards, of which the vast majority is coking coal reserves of high quality.

•                  Mechel also won an auction for the sale of ordinary shares in Yakutugol OAO that constitute 25% + 1 share of the company’s charter capital for approximately $411.2 million. Yakutugol’s annual output is approximately 9 million tonnes, of which approximately 5.4 million tonnes is coking coal. The acquisition further expands Mechel’s mining holdings while also increasing its exposure to the Asia-Pacific region.

•                  Continued progress on Mechel’s commitment to investing in its operations to reduce operating costs and increase efficiency.  In April, Mechel announced the start-up of the first line of a new, four-line sinter plant at its Chelyabinsk Metallurgical Plant subsidiary.  The new plant will increase Mechel’s ability to internally source its iron ore requirements from its iron ore mine, Korshunov Mining Plant.  Once fully operational, the plant, which will cost approximately $154 million, will generate approximately $70 million in annual cost savings.

•                  To diversify the cargo flow of our coal and steel products and to improve our logistics, Mechel acquired 90.36% stake in Kambarka Port OAO - one of Russia’s largest river ports. The facility specializes in the transshipment of bulk cargo, including ore, iron ore concentrate and coal.

Mr. Iorich concluded, “Overall, the first quarter of 2005 was one of our most successful periods ever.  We were able to utilize favorable market conditions and diligently execute our operating strategy.  However, starting from March, we have been seeing decreasing price trends for our products, and we intend to remain focused on controlling costs and enhancing operational efficiencies across both segments, and believe that our position as an integrated producer, our diversity of products and markets, will allow us to flexibly react to the changing environment, positioning us well for the future.”

Financial Position

First quarter cash expenditure on property, plant and equipment amounted to $133.45 million, of which $92.9 million was invested in the steel segment and $40.6 million in the mining segment.

In 2005 Mechel has spent $463 million on acquisitions, comprised of $411.2 million for 25%+1 of the shares of Yakutugol Holding Company OAO, $3.5 million for 90.3% of the shares of Port Kambarka OAO, $15.7 million for 24.96% of the shares of Izhstal OAO, $32.3 million for 5.62% of the shares of Chelyabinsk Metallurgical Plant OAO and $0.3 million for 4.5% of the shares of Korshunov Mining Plant.

As of March 31, 2005, total debt(1) was at $534.3 million. Cash and cash equivalents amounted to $634.7 million at the end of the first quarter of 2005 and net debt amounted to $(100.4) million (Net debt is defined as total debt outstanding less cash and cash equivalents)

The management of Mechel will host a conference call today at 10 a.m. New York time (3 p.m. London time, 6 p.m. Moscow time) to review Mechel’s financial results and comment on current operations.  The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-095-258-18-28

Fax: 7-095-258-18-38

irina.ostryakova@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

(1) Total debt is comprised of short-term borrowings and long-term debt

Attachments to the 1Q 2005 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousands	1Q 2005	1Q 2004
Net income	169,512	53,033
Add:
Depreciation, depletion and amortization	40,727	29,895
Interest expense	16,433	14,876
Income taxes	52,982	17,452
Consolidated EBITDA	279,654	115,256

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	1Q 2005	1Q 2004
Revenue, net	1,049,383	655,340
EBITDA	279,654	115,256
EBITDA margin	26.65%	17.59%

MECHEL OAO

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(in thousands of U.S. dollars, except share amounts)	March 31, 2005	December 31, 2004
ASSETS
Cash and cash equivalents	$634 668	$1 024 761
Accounts receivable, net of allowance for doubtful accounts of $19,616 as at 31/03/2005, and $20,850 as at 31/12/2004	217 233	135 597
Due from related parties	11 304	16 458
Inventories	634 248	568 545
Deferred cost of inventory in transit	—	—
Current assets of discontinued operations	1 060	1 247
Deferred income taxes	9 757	7 491
Prepayments and other current assets	386 502	349 107
Total current assets	1 894 772	2 103 206
Long-term investments in related parties	428 772	9 270
Other long-term investments	10 852	66 663
Due from related parties	—	—
Non-current assets of discontinued operations	162	165
Intangible assets	5 854	6 379
Property, plant and equipment, net	1 365 384	1 274 722
Mineral reserves, net	164 846	166 483
Deferred income taxes	11 942	11 940
Goodwill	39 441	39 441
Total assets	$3 922 025	$3 678 269
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings and current maturities of long-term debt	$316 410	$348 880
Accounts payable and accrued expenses:
Advances received	148 538	94 964
Accrued expenses and other current liabilities	78 457	70 607
Taxes and social charges payable	189 270	145 527
Trade payable to vendors of goods and services	225 609	186 233
Due to related parties	1 333	2 050
Current liabilities of discontinued operations	127	30
Deferred income taxes	27 602	26 521
Asset retirement obligation	8 104	8 219
Deferred revenue
Pension obligations	6 678	6 261
Total current liabilities	1 002 128	889 292

Restructured taxes and social charges payable, net of current portion	68 491	87 364
Long-term debt, net of current portion	217 881	216 113
Due to related parties	0	0
Deferred income taxes	113 379	105 330
Pension obligations	41 267	40 720
Asset retirement obligation	66 559	66 758
Other long-term liabilities	202	239
Commitments and contingencies	—	—
Minority interests	190 903	214 824
SHAREHOLDERS’ EQUITY
Common shares (10 Russian Rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and 403,118,680 shares outstanding at March 31, 2005 and December 31, 2004)	133 507	133 507
Treasury shares, at cost (13,152,065 and 16,790,271 common shares at December 31, 2004 and December 31, 2003, respectively)	-4 187	-4 187
Additional paid-in capital	304 404	304 404
Other comprehensive income	87 760	93 687
Retained earnings	1 699 731	1 530 218
Total shareholders’ equity	2 221 215	2 057 629
Total liabilities and shareholders’ equity	$3 922 025	$3 678 269

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2005 AND 2004

	For the three months	For the three months
(in thousands of U.S. dollars)	ended March 31, 2005	ended March 31, 2004
Cash Flows from Operating Activities
Net income	169 512	$53 033
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	37 499	26 011
Depletion and amortization	3 228	3 884
Foreign exchange (gain) loss	5 985	(4 478)
Deferred income taxes	4 293	(2 657)
(Recovery of) provision for doubtful accounts	11 175	1 993
Inventory write-down	516	220
Accretion expense	496	982
Impairment of goodwill	—	—
Minority interest	2 226	(827)
Effect of change in accounting principle	—	—
(Income) loss from equity investments	(498)	(1 302)
Non-cash interest on long-term tax and pension liabilities	2 169	1 414
Loss (gain) on sale of property, plant and equipment	(587)	5 301
(Gain) loss on sale of long-term investments	(189)	2 282
Loss from discontinued operations	186	4 424
Gain on forgiveness of fines and penalties	(14 600)	(5 535)
Stock-based compensation expense	—	1 200
Amortization of capitalized costs on bonds issue	381	384
Pension service cost and amortization of prior year service cost	547	—
Extraordinary (gain)	—	—
Net change before changes in working capital	222 339	86 329
Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable	(107 600)	(18 504)
Inventories	(64 041)	(11 584)
Trade payable to vendors of goods and services	48 038	13 839
Advances received	53 687	57 623
Accrued taxes and other liabilities	50 736	(34 242)
Settlements with related parties	4 400	5 530
Current assets and liabilities of discontinued operations	97	(5 932)
Deferred revenue and cost of inventory in transit, net	(716)	1 426
Other current assets	10 180	(12 224)
Net cash provided by operating activities	217 120	82 261
Cash Flows from Investing Activities
Acquisition of minority interest in subsidiaries	(31 503)	(4)
Investment in Yakutugol	(411 182)	—
Acquisition of Port Posiet	—	(29 462)
Investments in other non-marketable securities	(1 934)	(1 877)
Proceeds from disposal of non-marketable equity securities	1 141	123
Proceeds from disposals of property, plant and equipment	642	3 244
Purchases of property, plant and equipment	(133 450)	(54 513)
Net cash provided from (used in) investing activities	(576 286)	(82 489)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	372 507	244 950
Repayment of short-term borrowings	(404 732)	(225 507)
Dividends paid	—	(285)
Proceeds from long-term debt	5 589	2 097
Repayment of long-term debt	(4 217)	(7 089)
Net cash provided by financing activities	(30 853)	14 166

Effect of exchange rate changes on cash and cash equivalents	(74)	269
Net increase (decrease) in cash and cash equivalents	(390 093)	14 207
Cash and cash equivalents at beginning of quarter	1 024 761	19 279
Cash and cash equivalents at end of quarter	634 668	$33 486
Supplementary cash flow information:
Interest paid, net of capitalized	(9 897)	$(9 204)
Income taxes paid	(48 059)	$(29 840)

MECHEL OAO

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

	For the three months	For the three months
(in thousands of U.S. dollars, except share amounts)	ended March 31, 2005	ended March 31, 2004
Revenue, net	$1 049 383	655 340
Cost of goods sold	(599 424)	(433 857)
Gross margin	449 959	221 483
Gross margin, %	42,88%	33,80%
Selling, distribution and operating expenses:
Selling and distribution expenses	(115 250)	(77 686)
Taxes other than income tax	(33 335)	(15 232)
Goodwill impairment	—	—
Accretion expenses	(496)	(982)
Provision for doubtful accounts	(11 175)	(1 994)
General, administrative and other operating expenses	(62 930)	(44 826)
Total selling, distribution and operating expenses	(223 186)	(140 720)
Operating income	226 773	80 763
Operating income, %	21,61%	12,32%
Other income and (expense):
Income (loss) from equity investees	498	1 302
Interest income	4 817	870
Interest expense	(16 433)	(14 876)
Foreign exchange gain/ (loss)	(5 985)	4 478
Other income, net	15 236	1 545
Total other income and (expense)	(1 867)	(6 681)

Income before income tax, minority interest, discontinued operations, extraordinary gain and change in accounting principle	224 906	74 082
Effective tax rate	-23,56%	-23,56%
Income tax expense	(52 982)	(17 452)
Minority interest in (income) loss of subsidiaries	(2 226)	827
Income from continuing operations	169 698	57 457
Income (loss) from discontinued operations, net of tax	(186)	(4 424)
Extraordinary gain, net of tax	—	—
Change in accounting principle, net of tax	—	—
Net income	$169 512	53 033
Net income, %	16,15%	8,09%
Other comprehensive income, net of tax
Currency translation adjustment	49 116	17 466
Adjustment of available for sale securities	(2 219)	683
Comprehensive income	$216 409	71 182
Basic and diluted earnings per share:
Earnings per share from continuing operations	$0,42	0,16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL STEEL GROUP OAO

By:	Vladimir Iorich
Name:	Vladimir Iorich
Title:	CEO

Date:   August 19, 2005